UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form S-8 (File No. 333-203384, 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, on September 12, 2025, Check-Cap Ltd. (“Check-Cap” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”, and such transaction the “Merger”), with MBody AI Corp (“MBody AI”), a Nevada corporation, and CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap. At the annual general meeting of shareholders of Check-Cap held on November 14, 2025, Check-Cap’s shareholders approved, among other things, the Merger Agreement and the Merger.

In connection with the anticipated closing of the Merger, the Board of Directors of the Company (the “Board”) has determined that each of Messrs. Ghaleb El Masri, Anurag Sharma, Kai Sorensen, and Scott Walters are “independent” pursuant to Rule 5605(a)(2) of the rules of the Nasdaq Stock Market LLC (“Nasdaq”).

Effective upon the closing of the Merger, the committees of the Board are expected to constitute as follows:

Audit Committee: Kai Sorensen, Ghaleb El Masri and Scott Walters.

Compensation Committee: Anurag Sharma, Ghaleb El Masri and Scott Walters.

Nominating Committee: Anurag Sharma, Kai Sorensen and Scott Walters.

The foregoing committee appointments will become effective upon, and are contingent upon, the closing of the Merger. The Company expects that the composition of each committee will satisfy the applicable requirements of Nasdaq and the U.S. Securities and Exchange Commission (the “SEC”).

No Offer or Solicitation

This Report on Form 6-K is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A registration statement relating to securities of the Company has been filed with the SEC but has not yet become effective. The securities covered by that registration statement may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Neither the SEC nor any state securities commission has approved or disapproved of such securities or passed upon the accuracy or adequacy of the registration statement.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the timeline of the Merger and the Board committee composition effective upon the closing of the Merger. These forward-looking statements are based on the Company’s current intentions, beliefs, and expectations regarding future events. Actual results may differ materially due to risks and uncertainties including, but not limited to, the ability to complete the Merger on the anticipated timeline or at all, integration risks, customer concentration risks, market conditions, the risk that MBody AI’s provisional patent application may not mature into an issued or enforceable patent, the Company’s ability to satisfy the eligibility requirements for Form F-3 (including the baby shelf instructions) and limitations on the amount of securities that may be sold thereunder, and other factors described in the Company’s filings with the SEC. The Company undertakes no obligation to update forward-looking statements except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

	By:	/s/ David Lontini
	Name:	David Lontini
	Title:	Interim Chief Executive Officer

Date: August 19, 2026

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